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Family-friendlyBreakfastLunchVegan Options
Sandy Buns

Food

348 Laskin rd
Virginia Beach, VA 23451
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Sandy Buns is seeking investment to open a location at the Virginia Beach oceanfront. The core idea is beac
tourist and local friendly with vegan option. Overall high energy, family fun friendly atmosphere. We will prov
buns, cinnamon bun breakfast sandwiches, and our savory cheese infused deli sandwiches.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS
The menu will feature our gourmet cinnamon buns and sticky buns, our signature cinnamon "Love Knots" (T
tourist theme) which are served in a beach theme bucket with smothered with regular cream cheese or choc
Breakfast or lunch? No problem - we'll be serving our cinnamon bun sandwiches that we call our "Breakfast
Submarines".
The breakfast submarine will be a long "sub style" cinnamon roll cut in half with your choice of breakfast me
Chicken Sausage, Sausage and Vegan options).
Then for the "Lunch Submarines" we take the same dough and infuse it with cheese and savory flavors topp
options.
Below the service counter will be our open cooler with various craft bottled sodas and local drink options.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Maximum Raise

Equipment $5,000

Furniture $1,000

Renovations $2,000

Supplies $1,400

Mainvest Compensation $600

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $300,000 $330,000 $353,100 $370,754 $381,876

Cost of Goods Sold $50,000 $60,000 $70,000 $80,000 $84,000

Gross Profit $250,000 $270,000 $283,100 $290,754 $297,876

EXPENSES

Rent $63,600 $65,190 $66,819 $68,489 $70,201

Utilities $3,600 $3,690 $3,782 $3,876 $3,972

Insurance $500 $512 $524 $537 $550

Equipment Lease $12,000 $12,000 $12,000 $12,000 $12,000

Repairs & Maintenance $2,000 $2,000 $2,000 $2,000 $2,000

Salaries $115,000 $120,000 $125,000 $130,000 $135,000

Operating Profit $53,300 $66,608 $72,975 $73,852 $74,153

This information is provided by Sandy Buns. Mainvest never predicts or projects performance, and has not r

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

hTKE42ssxo-SANDY_BUNS-EIN.pdf

Investment Round Status

Target Raise $10,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends March 28th, 2022

Summary of Terms

Legal Business Name Sandy Buns LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2%, 10%

customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new e competes with many other businesses, both large and small, on the basis of quality, price, location, and cust customer preference away from Sandy Buns's core business or the inability to compete successfully against negatively affect Sandy Buns's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sandy Buns's management or vote on and/or influ regarding Sandy Buns. Furthermore, if the founders or other key personnel of Sandy Buns were to leave San Sandy Buns (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar Sandy Buns and the key persons will have no control. Changes in assumptions or their underlying facts coul To the extent that the assumed events do not occur, the outcome may vary significantly from the projected o be no assurance that the actual operating results will correspond to the forecasts provided herein. Additiona established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

Sandy Buns might need to raise more capital in the future to fund/expand operations, buy property and equi market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i capital will be available when needed, or that it will be available on terms that are not adverse to your interes unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Lack of Ongoing Information

Sandy Buns will be required to provide some information to investors for at least 12 months following the off more limited than the information that would be required of a publicly-reporting company; and Sandy Buns is information in certain circumstances.

Uninsured Losses

Although Sandy Buns will carry some insurance, Sandy Buns may not carry enough insurance to protect aga Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a Buns could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu antitrust laws, and health care laws, could negatively affect Sandy Buns's financial performance or ability to additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sandy Buns's management will coincide: you both want Sar possible. However, your interests might be in conflict in other important areas, including these: You might wa to make sure they are best equipped to repay the Note obligations, while Sandy Buns might prefer to spend business. You would like to keep the compensation of managers low, while managers want to make as much

Future Investors Might Have Superior Rights

If Sandy Buns needs more capital in the future and takes on additional debt or other sources of financing, th superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e to have an audit committee made up entirely of independent members of the board of directors (i.e., directo relationships with Sandy Buns or management), which is responsible for monitoring Sandy Buns's complianc be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sandy Buns is

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tha
or that the representative will do things you believe are wrong or misguided. If an event of default has occurr
appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Sandy Buns. Mainvest never predicts or projects performance, and has not re
For additional information, review the official Form C filing with the Securities and Exchange Commission on
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Sandy Buns isn't accepting investments right now, but is trying to get a sense of how they should structure t
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l
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